Exhibit 2.4

Execution Version

February 12, 2019

AGREEMENT

GTY Technology Holdings Inc.

1180 North Town Center Drive,

Suite 100

Las Vegas, Nevada 89144

Attn: Harry You

Re:	Payment of Cash Consideration under the Purchase Agreement

Reference is made to that certain Share Purchase Agreement, dated as of September 12, 2018, as amended October 31, 2018 and December 28, 2018 (the “Purchase Agreement”), by and among Questica Inc. (“Questica”), a corporation incorporated under the laws of Ontario, Canada, Questica USCDN Inc., a corporation incorporated under the laws of Ontario, Canada, GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), 1176368 B.C. Ltd. (“Exchangeco”), a company incorporated under the Business Corporations Act (British Columbia), the Questica Holders, including SHOCKT Inc. (“Shockt”), a company incorporated under the laws of Ontario, Canada, and Craig Ross, in his capacity as the Questica Holders’ Representative. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Purchase Agreement.

Shockt being a holder of Questica Shares immediately prior to Closing, GTY, GTY Govtech, Inc., a Massachusetts corporation (“Holdings”), and Exchangeco, acknowledge that, subject to the terms of the Purchase Agreement, at the Closing Shockt will be entitled to receive an amount of cash equal to its Pro Rata Portion of the Cash Consideration (the “Closing Cash Payment”).

Shockt hereby irrevocably waives its right to receive the full amount of the Closing Cash Payment and agrees to receive (and GTY agrees to pay and Exchangeco agrees to issue) in full satisfaction of the Closing Cash Payment (i) an amount of cash equal to the Closing Cash Payment minus $5,000,000.00, subject to further adjustment in accordance with Purchase Agreement, and (ii) 500,000 Class C Exchangeable Shares in the capital of Exchangeco (the “Shares”).

The Shares will be subject to the terms of the Questica Holder Lock Up Agreement save and except that, notwithstanding the terms of Section 2 of the Questica Holder Lock Up Agreement, Shockt agrees not to Transfer any of the Shares until the earlier of (a) the 181st day following the Closing and (b) the date on which GTY completes a liquidation, merger, share exchange or other similar transaction that results in all of GTY’s shareholders having the right to exchange GTY Shares for cash, securities or other property. For the purposes of this Agreement, “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

The Shares will be entitled to the benefit of the registration rights covenants set out in Section 5.8 of the Purchase Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this letter has been duly executed as of date first set forth above.

SHOCKT INC.

By:	/s/ TJ Parass
Name:	TJ Parass
Title:	President & CEO

GTY TECHNOLOGY HOLDINGS INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	President & CFO

GTY GOVTECH, INC.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	President & CFO

1176368 B.C. Ltd.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	President & CFO